September 30, 2008

Via EDGAR

Securities and Exchange Commission
Attn: Craig Ruckman, Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

	Re:	American National Investment Accounts, Inc. (CIK 0000867050)
		File No. 811-06155
		PRE 14A
		Accession Number:  0000867050-08-000019 (34 Act)

Ladies and Gentlemen:

On September 24, 2008, revised preliminary proxy materials were filed for the above-referenced investment company under the incorrect Form Type "PRE 14A." The filer is hereby requesting that the Form Type for this submission be changed to "PRER14A" on the EDGAR system.

Sincerely,

/s/ Teresa E. Axelson
Vice President, Secretary and Chief Compliance Officer
American National Investment Accounts, Inc.